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                             April 27, 2021

       Daniel B. Silvers
       Chief Executive Officer
       Leisure Acquisition Corp.
       250 West 57th Street , Suite 415
       New York , NY 10107

                                                        Re: Leisure Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 16,
2021
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 19,
2021
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 21,
2021
                                                            File No. 333-254279

       Dear Mr. Silvers:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       The Merger
       Financial Terms, page 84

   1. We note your response to prior comment 12 and reissue in part. Please expand your disclosure to discuss
the extent to which LACQ's Board of Directors relied on the
                                                        financial projections
provided by Ensysce to support its decision to approve the
                                                        Transactions. In this
regard, clarify whether the projections were accepted or whether
 Daniel B. Silvers
FirstName   LastNameDaniel
Leisure Acquisition Corp. B. Silvers
Comapany
April       NameLeisure Acquisition Corp.
       27, 2021
April 227, 2021 Page 2
Page
FirstName LastName
         management or the Board made any adjustments to these projections and if so, describe such adjustments.
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 125

2. Refer to prior comment 15. Please tell us the nature of the $5 million payable to one of
         Ensysce   s vendors, where else you disclose this transaction in the filing, and why the
         amount is accounted for as an expense of the business combination.
3. Please refer to prior comment 16. Please disclose the significant assumptions underlying your Black-Scholes valuation of the GEM warrants.
Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page
127

4. Please refer to prior comment 15. Please tell us why you do not reflect the transaction costs in the statement of operations and explain in the notes whether you expect the transaction costs to recur.
Information about Ensysce
PF614-101 Phase 1 Clinical Trial, page 156

5. We note your response to prior comment 21, which we reissue in part. Please revise to indicate how many doses of PF614 or OxyContin OP were administered to each subject and the time period over which the doses were administered to each subject.
Ensysce's Management's Discussion and Analysis of Financial Condition and Results of
Operations of Ensysce
Liquidity and capital resources, page 175

6. We note your response to prior comment 25 and reissue. With respect to the federal research grants, please disclose the material terms of the grants including, but not limited to, (i) your obligations under the grants, (ii) whether the grants must be repaid, (iii) the process for obtaining the remaining funding pursuant to the grants and
(iv) whether the
         government has any rights with respect to the intellectual property and/or product candidates that are created with grant proceeds. With respect to the convertible promissory notes, please disclose the counterparties, interest rates, repayment terms, conversion terms and whether the consummation of the transactions contemplated by the registration statement will trigger the conversion of the notes. Finally, please also include a discussion of the material terms of the GEM Facility in this section.
 Daniel B. Silvers
Leisure Acquisition Corp.
April 27, 2021
Page 3
Ensysce Biosciences, Inc. Financial Statements
Note 3. Summary of Significant Accounting Policies
Fair Value Measurement, page F-28

7. Refer to prior comment 31. Please explain why the proposed disclosures do not include quantitative information about the significant unobservable inputs used in the fair value measurement. Refer to ASC 810-10-50-2(bbb)(2). Also, explain to us why you believe that the Form S-4 should not be amended to include the disclosure.
       You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel B. Silvers
                                                            Division of
Corporation Finance
Comapany NameLeisure Acquisition Corp.
                                                            Office of Life
Sciences
April 27, 2021 Page 3
cc:       Daniel L. Forman, Esq.
FirstName LastName